UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of registrant’s name into English)

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K/A for the month of August 2017.

EXPLANATORY NOTE

This Amendment No. 1 amends the Form 6-K (the “Original Form 6-K”), dated August 4, 2017, of CNH Industrial N.V. (relating to its Quarterly Report for the three and six months ended June 30, 2017 (prepared in accordance with U.S. GAAP)), solely to include Exhibit 101 to the Original Form 6-K in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements formatted in XBRL (eXtensible Business Reporting Language). Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K.

This report on Form 6-K contains the following exhibits:

Exhibit 99.1	CNH Industrial N.V. Quarterly Report for the three and six months ended June 30, 2017 (prepared in accordance with U.S. GAAP)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into CNH Industrial N.V.’s registration statement on Form F-3ASR (File No. 333-206891) and CNH Industrial N.V.’s registration statements on Form S-8 (File Nos. 333-191477 and 333-196574).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

August 4, 2017

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	CNH Industrial N.V. Quarterly Report for the three and six months ended June 30, 2017 (prepared in accordance with U.S. GAAP)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document